Filed Pursuant to Rule 433

Registration Nos. 333-278184

and 333-278184-02

NextEra Energy, Inc.

Pricing Term Sheet

October 29, 2024

Issuer:	NextEra Energy, Inc.

Common Stock Ticker:	NYSE “NEE”

Designation:	Equity Units (initially consisting of Corporate Units). Each Corporate Unit will consist of (1) a stock purchase contract issued by NextEra Energy, Inc. (“NEE”) and (2) initially a 5% undivided beneficial ownership interest in a Series O Debenture due November 1, 2029 (“NEE Capital Debenture”) issued by NextEra Energy Capital Holdings, Inc. (“NEE Capital”).

Registration Format:	SEC Registered

Number of Equity Units Offered:	30,000,000

Aggregate Offering Amount:	$1,500,000,000

Stated Amount per Equity Unit:	$50

Price to Public	$49.00 per Corporate Unit

Underwriting Discount:	$0.50 per Corporate Unit

Proceeds to NEE Capital:	$1,455,000,000, after deducting the underwriting discount

NEE Capital Debenture Interest Rate:	4.635%

Contract Adjustment Payment Rate:	2.599% per year of the Stated Amount per Equity Unit, subject to NEE’s right to defer contract adjustment payments (as described in the preliminary prospectus supplement dated October 28, 2024)

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 7.234% per year until paid, compounded quarterly

Payment Dates on Corporate Units:	February 1, May 1, August 1, and November 1, beginning February 1, 2025, subject to NEE’s right to defer contract adjustment payments (as described in the preliminary prospectus supplement dated October 28, 2024)

Total Corporate Unit Cash Distribution Rate:	7.234% of the Stated Amount per Equity Unit

Reference Price:	$82.87 (the last reported sale price of NEE’s common stock on the New York Stock Exchange on October 28, 2024)

Threshold Appreciation Price:	$103.58 (represents appreciation of 25% over the reference price)

Minimum Settlement Rate:	0.4827 shares of NEE’s common stock (subject to adjustment), equal to $50 divided by the threshold appreciation price

Maximum Settlement Rate:	0.6034 shares of NEE’s common stock (subject to adjustment), equal to $50 divided by the reference price

Offering Settlement Date:	October 31, 2024 (T+2)*

Purchase Contract Settlement Date:	November 1, 2027

NEE Capital Debenture Maturity Date:	November 1, 2029

Creating Treasury Units:	If the applicable ownership interests in the Treasury portfolio (as described in the preliminary prospectus supplement dated October 28, 2024) have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units as a result of a successful remarketing, a special event redemption or a mandatory redemption (each as described in the preliminary prospectus supplement dated October 28, 2024), holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 1,600,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date (as described in the preliminary prospectus supplement dated October 28, 2024) is not a regular quarterly interest payment date).

Recreating Corporate Units:	If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units as a result of a successful remarketing, a special event redemption or a mandatory redemption, holders of Treasury Units may substitute applicable ownership interests in the Treasury portfolio for Treasury securities only in integral multiples of 1,600,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:	If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units, holders of Corporate Units may settle early on or prior to the second business day immediately preceding the purchase contract settlement date only in integral multiples of 1,600,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Fundamental Change Early Settlement:	The following table sets forth the stock price, effective date and amount of make-whole shares issuable upon a fundamental change early settlement right (as described in the preliminary prospectus supplement dated October 28, 2024):

	Effective Date
Stock Price	October 31, 2024	November 1, 2025	November 1, 2026	November 1, 2027
$20.00	0.3189	0.2630	0.1568	0.0000
$40.00	0.1509	0.1271	0.0768	0.0000
$50.00	0.1090	0.0946	0.0596	0.0000
$60.00	0.0731	0.0649	0.0428	0.0000
$70.00	0.0414	0.0355	0.0209	0.0000
$82.87	0.0000	0.0000	0.0000	0.0000
$90.00	0.0393	0.0318	0.0150	0.0000
$103.58	0.0882	0.0791	0.0584	0.0000
$110.00	0.0793	0.0698	0.0484	0.0000
$120.00	0.0680	0.0582	0.0370	0.0000
$130.00	0.0590	0.0496	0.0297	0.0000
$150.00	0.0463	0.0381	0.0219	0.0000
$200.00	0.0300	0.0249	0.0148	0.0000

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $200.00 per share (subject to adjustment), then the amount of the make-whole shares will be zero; and

•

if the stock price is less than $20.00 per share (subject to adjustment) (the “minimum stock price”), then the amount of make-whole shares will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the NEE Capital Debentures will be reported as $49.00 and the fair market value of each purchase contract will be reported as $0.

Comparable Yield:	NEE Capital has determined that, for the NEE Capital Debentures, the comparable yield is 4.75% and the projected payments, per $50 applicable ownership interest of NEE Capital Debentures, are $0.58581 on February 1, 2025, $0.57938 for each subsequent quarter ending on or prior to November 1, 2027 and $0.93794 for each semi-annual period ending after November 1, 2027. NEE Capital has also determined that the projected payment for the NEE Capital Debentures, per $50 applicable ownership interest of NEE Capital Debentures, at the maturity date is $50.93794 (which includes the stated principal amount of the NEE Capital Debentures as well as the final projected interest payment).

CUSIP for the Corporate Units:	65339F 119

ISIN for the Corporate Units:	US65339F1194

CUSIP for the Treasury Units:	65339F 127

ISIN for the Treasury Units:	US65339F1277

CUSIP for the NEE Capital Debentures:	65339K DD9

ISIN for the NEE Capital Debentures:	US65339K DD90

Underwriters:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Goldman Sachs & Co. LLC

*

It is expected that delivery of the Corporate Units will be made against payment therefor on or about October 31, 2024, which will be the second business day following the date of pricing of the Corporate Units. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Corporate Units initially will settle in T+2, purchasers who wish to trade the Corporate Units on the date of pricing of the Corporate Units should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403, or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.